EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Seabridge Gold Inc. (the "Company")
106 Front Street East, Suite 400
Toronto, Ontario
M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

February 1st, 2013

ITEM 3.	NEWS RELEASE

Issued February 1st, 2013 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced that it had commenced electronic filing of its provincial Application for an Environmental Assessment certificate and its federal Environmental Impact Statement for KSM gold-copper-silver project with the British Columbia and Canadian Governments. The filing process will be completed when Seabridge delivers printed copies of the 25,000 page document which are now being prepared. The Application/EIS submission addresses the initial requirements of the joint harmonized environmental assessment process as outlined by the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act (1992).

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact:         Rudi Fronk
Telephone:    (416) 367-9292

ITEM 9.	DATE OF REPORT

DATED at Toronto, Ontario, this 1st day of February of 2013.

ANNEX A

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	February 1, 2013

Seabridge Gold Filing KSM Environmental Assessment and Environmental Impact Statement with Regulatory Authorities

Toronto (Canada)…Seabridge Gold announced today that it has commenced electronic filing of its provincial Application for an Environmental Assessment certificate (“Application”) and its federal Environmental Impact Statement (“EIS”) for its 100% owned KSM gold-copper-silver project with the British Columbia and Canadian Governments. The filing process will be completed when Seabridge delivers printed copies of the 25,000 page document which are now being prepared. The Application/EIS submission addresses the initial requirements of the joint harmonized environmental assessment process as outlined by the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act (1992).

Seabridge Chairman and CEO Rudi Fronk noted that “the Application/EIS document represents nearly five years of effort and approximately $146 million in expenditures to design an environmentally sound and economically rewarding project. We are very proud of the work by our personnel and our first class team of consultants. We are confident that our Application/EIS materials demonstrate that the KSM project, as designed, is environmentally responsible as well as technically and economically feasible. We are also confident that the KSM project can make a significant contribution to the B.C. economy, by generating over 6,500 full time jobs and approximately $48 billion in total contribution to GDP during its more than 50 year expected mine life. We look forward to a timely and fair review of the Application/EIS submission and will continue to work cooperatively and closely with provincial and federal government agencies, Nisga’a Nation, Aboriginal groups, local governments and the public as the Application/EIS review proceeds.”

The KSM Project is undergoing a joint environmental assessment as mandated by the Canadian Environmental Assessment Act (1992) and the British Columbia Environmental Assessment Act. For the past several years, the Seabridge permitting team has initiated extensive community engagement with the Nisga’a Nation, Aboriginal groups, public and stakeholders to provide information on the project and obtain feedback. Components of this program have included site visits to operating and closed mines similar in size to KSM to highlight proposed project details, numerous site visits to the KSM project area, meetings with the Nisga’a Nation, Aboriginal and local government elected officials and public open houses. In addition, Seabridge has participated in a number of working group meetings with Canadian federal and provincial regulators, U.S. federal and Alaska State regulators and Aboriginal groups to review the project in detail as it has evolved. In general, public feedback on the project has been positive and input from this community engagement process has been used to make significant design changes to the project including:

•	Isolating and lining a portion of the proposed tailing management facility to contain the tailing that will result from the precious metals carbon leach circuit;

•	Re-routing proposed access from Highway 37 to the proposed process facility and tailing management area to avoid potential impacts on fisheries;

•	Relocating all discharges from the tailings management facility to protect sensitive fish habitats;

•
Shifting from open pit to underground panel cave mining in the later years for the Mitchell deposit and also block caving the Iron Cap deposit. Underground mining is expected to reduce waste rock storage by more than two billion tonnes, resulting in significantly less potential environmental impact;

•	Implementing a state of the art water treatment strategy to maximize environmental protection; and,

•	Removing planned surface infrastructure associated with the Mitchell Treaty Tunnel and placing it underground to minimize surface disturbance and facilitate wildlife access.

“In our view, the consultation process has helped improve the design of the project, including some innovative, industry-leading responses to evolving standards in such areas as water quality,” Mr. Fronk said.

Rescan Environmental Services Ltd., under the experienced leadership of its CEO, Clem Pelletier, (see www.rescan.com for more information) has led the team involved in preparing the KSM Application/EIS. Rescan is a Canadian-based consulting firm with extensive experience in British Columbia offering a wide range of environmental and engineering services to clients around the world. Rescan assists industries, institutions and governments in achieving sound environmental practices for the benefit of present and future generations.

Seabridge holds a 100% interest in several North American gold resource projects. Its principal assets are the KSM project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php. For additional information on the KSM Project and the Environmental Assessment process please visit the KSM community website at http://www.ksmproject.com.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the submission addressing the initial requirements of the joint harmonized environmental assessment process; (ii) the design of the KSM Project being environmentally sound or responsible and technically feasible; (iii) the KSM Project being economically rewarding or feasible; (iv) the KSM Project’s future contribution to the BC economy; (v) the expected mine life of the KSM Project; and (v) the estimated reduction in waste rock storage. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the sufficiency of the Application/EIS information in addressing the requirements; (ii) the performance of the KSM Project and its equipment and processes, once in operation, will approximate its projected performance; and (iii) the assumptions, estimates, forecasts and projections underlying the prefeasibility study prepared in respect of the KSM Project (see the Company’s news release of May 14, 2012). Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to unanticipated regulatory expectations, the failure of the environmental mitigation measures to achieve their estimated effectiveness or the technical aspects of the KSM Project to perform at the levels forecast, the assumptions, estimates, forecasts and projections underlying the prefeasibility study prepared in respect of the KSM Project (see the Company’s news release of May 14, 2012) not being realized and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2011 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman & CEO
For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net